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                                                                     EXHIBIT 4.5


                                 PROMISSORY NOTE

$[NUMBER].00

                                                           December [DATE], 2001

        FOR VALUE RECEIVED, Sonic Foundry, Inc., a Maryland corporation, 1617 Sherman Avenue Madison, WI 53704 ("Maker"), promises to pay to the order of [EMPLOYEE'S NAME] ("Payee"), [EMPLOYEE ADDRESS], or at such other address as Payee may from time to time in writing designate, the principal sum of [WRITTEN NUMBER] DOLLARS AND 00/100 ($[NUMBER].00), plus compounded interest accrued semiannually at a rate of [WRITTEN RATE] percent ([PERCENT]%) per annum, payable in a single payment of principal and accrued interest due on [DUE DATE].

        In the event of any "Event of Acceleration," as defined below, the principal of this Note, together with any accrued and unpaid interest, may, at the option of Payee, become immediately due and payable on demand.

        An "Event of Acceleration" shall mean the occurrence or existence of one or more of the following events or conditions, whatever the reason for such Event of Acceleration and whether voluntary, involuntary or effected by operation of governmental rules, regulations, orders, statutes, ordinances or other laws.

        a. Maker shall fail to pay within five (5) business days of its due date the principal amount of this Note or any payment of interest due thereon;

        b. Maker sells all, or substantially all of its assets, or enters into a merger or other definitive purchase agreement the purpose of which is to transfer Maker's business or a majority thereof to one or more third parties;

        c. A proceeding shall have been instituted against Maker seeking a declaration or order for relief, or entailing a finding, that Maker is insolvent or bankrupt, or seeking reorganization, liquidation or other similar relief with respect to Maker, or seeking the appointment of a receiver, trustee, custodian, liquidator, sequestrator or similar official for Maker, and such proceeding shall remain un-dismissed and un-stayed for a period of thirty (30) consecutive days; or

        d. Maker shall become insolvent or bankrupt, shall make a general assignment for the benefit of creditors, shall institute a proceeding described in subparagraph (c) above, shall consent to any such proceeding described in subparagraph (c) above, or shall take any action in furtherance of any of the foregoing.

        The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty; provided, however, that any such prepayment in part shall not relieve Maker from the obligation to make the payments of principal and interest due thereon as set forth in this Note.

        This Note is not assignable without written advance consent by Maker.

        This Note shall be governed by, and construed in accordance with, the internal laws of the State of Wisconsin.

        IN WITNESS WHEREOF, the undersigned has caused this Note to be duly executed as of the date first set forth above.

                              SONIC FOUNDRY, INC.


                              By:__________________